Exhibit 99.1

JOINT NEWS RELEASE
CROCODILE GOLD AND AURICO GOLD
SIGN DEFINITIVE AGREEMENT IN RESPECT OF CROCODILE GOLD’S ACQUISITION OF
THE FOSTERVILLE AND STAWELL MINES FROM AURICO GOLD

TORONTO, ONTARIO – March 27, 2012 – Crocodile Gold Corp. (“Crocodile Gold”) (TSX:CRK) and AuRico Gold Inc. (“AuRico or “AuRico Gold”) (TSX:AUQ) (NYSE:AUQ) are pleased to announce that they have entered into a definitive agreement pursuant to which Crocodile Gold will acquire the Stawell and Fosterville mines located in Victoria State, Australia through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd (“Navco”) from AuRico, for total consideration of up to C$105 million (the “Transaction”).

Crocodile Gold believes the Transaction is strongly aligned with its growth strategy of becoming an intermediate Australian based gold producer. In addition to adding mineral resources and reserves to its existing portfolio, the acquisition significantly changes Crocodile Gold’s production profile, with estimated 2012 production increasing to 230,000-250,000 ounces. The acquisition further provides Crocodile Gold the opportunity to become a 300,000 ounces/year producer in 2013. The increased production profile of Crocodile Gold is expected to allow for purchasing synergies and overhead savings while providing Crocodile Gold two additional operating assets, and should significantly de-risk the existing operations. The combination of three operations in Cosmo, Fosterville and Stawell is expected to create a solid foundation while projects such as Union Reefs Underground and Maud Creek are being advanced and the full potential of the newly expanded land position is assessed. Crocodile Gold is committed to maintaining its recently-adopted, disciplined approach of ensuring that all of its activities create value in the short and medium term for all shareholders.

For AuRico Gold, the Transaction generates significant cash proceeds at closing and furthers AuRico’s strategy of focusing on its portfolio of large, low-cost, long-life gold assets in North America.

Chantal Lavoie, President, CEO and Chairman of Crocodile Gold, stated, “We are very pleased to be adding the Fosterville and Stawell mines to our portfolio of Australian assets. The two mines will add meaningfully to Crocodile Gold’s near-term production as our Cosmo mine continues to ramp up to steady state. We also believe that significant synergies exist between the operations that should create additional value for Crocodile Gold and the shareholders. Very important to the transaction is the wealth of knowledge and technical expertise that Fosterville and Stawell’s teams bring to Crocodile Gold. Combined with the existing management group, the additional experience of operating similar scale underground operations as our own should considerably de-risk our growth and help shape the future of our new company”.

René Marion, President and CEO of AuRico, stated, “We are pleased to have entered into this agreement with Crocodile Gold and look forward to becoming a shareholder of Crocodile Gold on closing. While the assets are non-core from AuRico’s perspective, we see significant value in the combination of these Australian assets with Crocodile Gold’s portfolio. In turn, the sale will enable AuRico to focus on its North American asset base, which is poised to deliver peer-leading growth over the next 5 years. The Transaction is clearly a win-win for both parties.”

Transaction Rationale for Crocodile Gold

  Adds two producing mines to Crocodile Gold’s portfolio;

  Increases 2012 expected production by approximately 155,000 - 175,000 ounces or approximately 200%, increasing Crocodile Gold’s 2012 guidance to 230,000 – 250,000 ounces;
  Strengthens Crocodile Gold presence in Australia as a diversified miner with the combination of two highly talented operating teams;
  Accretive to Crocodile Gold with limited dilution to existing shareholders;
  Significant near-term cash flow can be redeployed into projects such as Union Reefs and Maud Creek;
  Both assets have further exploration prospectivity with potential to extend mine lives; and
  Management, operating team and procurement synergies.

Transaction Rationale for AuRico Gold

  Disposition of non- core assets to remain focused on North America;
  Significant cash proceeds up front of C$70 million;
  Upside to Fosterville and Stawell based on the deferred payments; and
  Upside to Crocodile Gold’s enlarged portfolio through the share consideration.

The Transaction

Pursuant to the Transaction, AuRico will receive, in exchange for its 100% ownership interest in Navco, total consideration of up to C$105 million comprised of:

(a)	C$70 million in cash and C$10 million in Crocodile Gold common shares (being 20 million shares at a deemed price of C$0.50 per common share) to be paid on the closing date of the Transaction; and

(b)

C$25 million in contingent payments to be paid over three installments on each of the first three anniversaries of the closing date of the Transaction, each installment payment being conditional upon the simple annual average gold price exceeding A$1,500 per ounce in the preceding twelve month period.

The up-front payment of C$70 million to be paid by Crocodile Gold on the closing date of the Transaction is expected to be financed through a term credit facility that Crocodile Gold is currently negotiating with Credit Suisse International (“Credit Suisse”).

Completion of the Transaction is subject to customary closing conditions, including receipt of all regulatory approvals. Completion is not conditional on financing. Closing is expected to occur on or about May 1, 2012.

Credit Suisse Facility

Crocodile Gold has signed a non-binding term sheet with Credit Suisse for an A$80 million credit facility. Although Credit Suisse and Crocodile Gold have not yet finalized definitive terms or entered into definitive commitment agreements, the parties are working diligently toward that end. The credit facility is subject to various customary and other conditions precedent, including final credit approvals, satisfactory documentation and the completion of due diligence.

Should the Credit Suisse facility, for any reason, fail to close prior to the closing date of the Transaction, Luxor Capital Group has agreed to provide Crocodile Gold a bridge facility on commercially reasonable terms in order to close the Transaction.

Advisors

Crocodile Gold has retained Dundee Capital Markets to act as its financial advisor and Cassels Brock & Blackwell LLP to act as its legal advisor. AuRico Gold has retained BMO Capital Markets to act as its financial advisor and Fasken Martineau DuMoulin LLP to act as its legal advisor.

About Crocodile Gold

Crocodile Gold is a Canadian company with operating gold mines in the Northern Territory of Australia with a land package of over 3,300 km2. Crocodile Gold is currently mining a number of open pits in the Howley Corridor. Crocodile Gold is also developing the Cosmo underground mine. Ore is processed at the Union Reefs Mill with a capacity of 2.4 million tonne per year. Crocodile Gold has 3.175 million ounces of NI 43-101 compliant Measured and Indicated mineral resources and 2.14 million ounces of Inferred mineral resources (see the NI 43-101 compliant technical report entitled “Report on the Mineral Resources and Mineral Reserves of the northern Territory Gold and Base Metals Properties for Crocodile Gold Corp.” by Fleur Muller, Mark Edwards and Heath Gerritsen dated April 4, 2011, filed under Crocodile Gold’s profile on SEDAR for the details regarding these mineral resource estimates). Crocodile Gold has an extensive exploration program in place and is drilling on several key properties on its expansive land package. Crocodile Gold’s main focus is on the Cosmo Mine, the Union Reefs and Maud Creek project areas.

For additional information, please visit the Crocodile Gold website at www.crocgold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets, and the imminent achievement of first production at Young-Davidson, the Company will have 4 operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, and the El Cubo mine in Guanajuato State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information, please visit the AuRico Gold website at www.auricogold.com.

About Fosterville

The Fosterville Gold Mine is located 20 km east of Bendigo, a township of approximately 95,000 people. Bendigo, a historic gold mining centre located 150 km north of Melbourne, is estimated to have produced 22 million ounces of gold following the first discoveries in 1851. Fosterville is the largest producing gold mine in the state of Victoria. In 2011, Fosterville produced its 500,000th ounce of gold.

About Stawell

The Stawell Gold Mine is located in the town of Stawell, northwest of Ballarat in central Victoria and is approximately 250 kilometers northwest of Melbourne. It is the second largest gold producer in the state of Victoria, behind Fosterville. With modern production spanning 27 years, the mine has an excellent track record of resource to reserve conversion at 80%. The mine produced its 2,000,000th ounce of gold in March 2010.

Qualified Person

David Keough F.AusIMM of Crocodile Gold is a “qualified person” as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

For further information please contact:

Crocodile Gold Corp.
Rob Hopkins
Manager, Investor Relations
1.416. 861.5899
info@crocgold.com
www.crocgold.com

AuRico Gold Inc.
Anne Day
Director of Investor Relations
1.647.260.8880

Cautionary Note

Certain statements in this news release constitute forward-looking information within the meaning of applicable Canadian securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Forward-looking information generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect” or “believe”, or grammatical variations thereof. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Important factors that could cause actual results to differ materially from the expectations of Crocodile Gold and AuRico include, among other things, delay or failure to receive regulatory approvals, timing and availability of external financing on acceptable terms, not realizing on the potential benefits of the Transaction, general business and economic conditions globally or in particular geographic regions in which Crocodile Gold and AuRico and their respective subsidiaries conduct business, the inability to attract and retain qualified employees, competition, regionally and internationally, changes in law, disruptions in business operations due to reorganization activities, and interest rate and foreign currency fluctuations, as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the applicable SEDAR profile by Crocodile Gold and AuRico from time to time. Such forward-looking information should therefore be construed in light of such factors, and neither Crocodile Gold nor AuRico is under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.